Exhibit 4.1


                                                               December 11, 1996
PERSONAL AND CONFIDENTIAL

Mr. Erlan Sagadiev
Developed Technology Resource, Inc.
6409 City West Parkway, Suite 200
Eden Prairie, MN  55344

RE:      AMENDED INCENTIVE STOCK OPTION GRANT

Dear Mr. Sagadiev,

Effective September 30, 1996 Developed Technology Resource, Inc. (hereinafter the "Company") approved a grant to you (hereinafter the "OPTIONEE") of an incentive stock option (the "September 30 Option") to purchase 250,000 shares of common stock of the COMPANY, par value one cent ($0.01) per share pursuant to the terms of your Employment Agreement effective the same date. For good and valuable consideration which is hereby acknowledged, the September 30 Option is hereby amended effective December 11, 1996 in its entirety as stated in and subject to the provisions of this letter.

This option letter incorporates by reference all of the provisions set forth in the COMPANY's Amended and Restated 1992 Stock Option Plan, as amended effective September 30, 1996, a copy of which is attached. The terms of the Plan are in all respects controlling except where expressly qualified or supplemented in this letter.

         1. Option Price The option price per share shall be $1.22 which is the fair market value of the shares on the date of this amendment.

         2. Exercise of you Option During Lifetime You may purchase the number of shares indicated in Column One below subject to the following conditions:

              a. You must be employed by the Company, or any of its subsidiaries, on the corresponding dates in Column Two;

              b. After fulfilling the employment requirements indicated in Column Two, on the next page, you must purchase such shares no later than the earlier of three(3) months after the termination of your employment or the corresponding date in Column Three.

                 Column One              Column Two            Column Three
                 ----------              ----------            ------------
                                                               Last Date to
                                                              Exercise Option
              Number of Shares        Date Exercisable          If Employed
              ----------------        ----------------          -----------

                   50,000                  9/30/97                9/29/06
                   50,000                  9/30/98                9/29/06
                   50,000                  9/30/99                9/29/06
                   50,000                  9/30/00                9/29/06
                   50,000                  9/30/01                9/29/06

Notwithstanding the foregoing, if your employment with the Company is terminated by the Company other than for "cause"(as defined below), your options shall immediately become exercisable for a period of three(3) months after the date of termination as follows:

Termination Date                           Options Exercisable
----------------                           -------------------

on or before 9/30/97                       100,000
on or before 9/30/98                       150,000
after 9/30/98                              250,000

After three(3) months from the date of termination all of your unexercised options shall lapse and terminate. For purposes of this section 2, the term "cause" shall mean (i) material breach of your employment agreement with the company; which breach is not cured within five(5) days after written notice thereof from the Company to you or (ii)your conviction by a trial court of competent jurisdiction or pleading nolo contendere to (a) a felony or (b) a crime involving moral turpitude which could cause your retention to result in substantial damage or substantial and continued embarrassment to the Company. The exercisability of your options shall not be accelerated pursuant to this
Section 2 upon your death. In no event shall the terms and provisions of this Agreement be considered am employment agreement between you and the Company.

3. Exercise of Your Option Upon Death In the event of your death during employment, or within three(3) months after termination of your employment, any options which you were eligible to exercise on the date of death may be exercised by your estate or by the person to whom such right devolved from you by reason of your death at any time within one (1) year of the date of death.

4. Nontransferability of Option This option may not be transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of the OPTIONEE only by the OPTIONEE.

5. Non-Participation in Certain Reorganization of the Company Notwithstanding the provisions of Section 7 of the Plan, if during the time that this option is unexercised and outstanding, the Company transfers substantially all of the assets associated with the X-ray tube business of the Company to a controlled subsidiary corporation in a transaction otherwise described in Section 7 of the plan, by acceptance of this option you hereby waive and disclaim any rights to shares, options or other rights to acquire shares in such subsidiary that you might otherwise have pursuant to Section 7 of the plan, articles and/or bylaws of the Company or by operation of law. In the event any part of this option is exercised, the shares received by OPTIONEE prior to a transaction described in this paragraph shall not be subject to this waiver and disclaimer and OPTIONEE may participate in such transaction with respect to shares held. Except as specifically modified in this paragraph 5, the provisions of Section 7 of the Plan shall otherwise remain in full force and effect.

6. Acquired for investment This option is granted on the condition that purchase of stock will be for investment purposed only and will not be acquired with a view toward distribution.

7. Notices Each notice relating to this option shall be in writing and delivered in person or by certified mail to the proper address of the party to whom such notice is given.

Each notice shall be deemed to have been given on the date it is received. Each notice to the COMPANY shall be addressed to it at its principal office now at 12800 Whitewater Drive, Suite 170, Minnetonka, MN 55343. Each notice to the OPTIONEE or other person or persons when entitled to exercise the option shall be addressed to the OPTIONEE or such other person or persons at the OPTIONEE's address set forth in the heading of this letter. Anyone to whom a notice may be given under this option may designate a new address by notice to that effect.

8. Special Tax Treatment In the event you seek to qualify for the special tax treatment available for this type of option, you may not dispose of any shares within two(2) years of the date of the grant and within one(1) year of transfer of the shares to you.

9. Acceptance of Option If you accept this option, please execute a copy of this letter and return it to me. At the times when you exercise this option, please use the attached notice of exercise of stock option.

Very truly yours,

                                      DEVELOPED TECHNOLOGY RESOURCES, INC.


ACCEPTED:

____________________                By:____________________________
Erlan Sagadiev
                                    Its:___________________________